Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the statements of net assets available for benefits and the related statements of changes in net assets available for benefits and supplemental schedules of the Rayonier Investment and Savings Plan for Salaried Employees, the Rayonier Inc. Fernandina Mill Savings Plan for Hourly Employees, and the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (the “Plans”), dated June 24, 2008, June 24, 2008 and June 30, 2008, respectively, appearing in the Plans’ Annual Reports on Form 11-K for the year ended December 31, 2007.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Jacksonville, Florida

July 21, 2008